UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

USA Technologies, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

90328S401
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON S.A.V.E. PARTNERS IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,550,609
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,550,609
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,550,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON LOCKE PARTNERS I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,550,609
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,550,609
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,550,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON BRADLEY M. TIRPAK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 134,140 (1)
	8	SHARED VOTING POWER 2,550,609
	9	SOLE DISPOSITIVE POWER 134,140 (1)
	10	SHARED DISPOSITIVE POWER 2,550,609
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,684,749 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN

(1) Includes 10 shares of Common Stock issuable upon conversion of 1,000 shares of Series A Convertible Preferred Stock of the Company owned directly by Mr. Tirpak.

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON CRAIG W. THOMAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,550,609
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,550,609
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,550,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON JAMES W. STUCKERT REVOCABLE TRUST U/A DTD 2/10/86 AMENDED & RESTATED 2/7/07
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION KENTUCKY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 200,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON DIANE V. STUCKERT REVOCABLE TRUST U/A DTD 8/7/03
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION KENTUCKY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 300,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON JAMES W. STUCKERT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 212,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 212,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON DIANE V. STUCKERT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 300,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON JOHN S. IOANNOU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON AJOY H. KARNA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON RODMAN K. REEF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON ANDREW SALISBURY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 90328S401

1	NAME OF REPORTING PERSON GEORGE WALLNER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER -0-**
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER -0-**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 90328S401

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 2,550,609 Shares owned directly by S.A.V.E. is approximately $3,568,600, including brokerage commissions.  The Shares owned directly by S.A.V.E. were acquired with its working capital (which may, at any given time, including margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 134,130 Shares owned directly by Mr. Tirpak is approximately $232,223, excluding brokerage commissions.  The aggregate purchase price of the 1,000 shares of Series A Convertible Preferred Stock of the Company (the “Series A Preferred Stock”) owned directly by Mr. Tirpak is approximately $9,500, excluding brokerage commissions.  The foregoing securities were acquired with personal funds.

The aggregate purchase price of the 200,000 Shares owned directly by the James Stuckert Trust is approximately $562,000, excluding brokerage commissions.  The Shares owned directly by the James Stuckert Trust were acquired with its working capital.

The aggregate purchase price of the 300,000 Shares owned directly by the Diane Stuckert Trust is approximately $501,000, excluding brokerage commissions.  The Shares owned directly by the Diane Stuckert Trust were acquired with its working capital.

The aggregate purchase price of the 12,000 Shares owned directly by Mr. Stuckert is approximately $13,800, excluding brokerage commissions.  The Shares owned directly by Mr. Stuckert were acquired with personal funds.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Nominees, if elected as directors of the Issuer at the Annual Meeting, are committed to buying in the aggregate over $1,000,000 of Shares.  The commitment to purchase Shares is disclosed in a letter S.A.V.E. issued to the Issuer’s shareholders on June 6, 2012 (the “June 6 Letter”), a copy of which is attached hereto as Exhibit 99.1.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

(a)      The aggregate percentage of Shares reported owned by each Reporting Person is based upon 32,705,419 Shares outstanding, which is the total number of Shares outstanding as of April 27, 2012, as reported in the Issuer’s Definitive Proxy Statement on Form DEFC14A filed with the Securities and Exchange Commission on May 18, 2012.

As of the close of business on June 7, 2012, S.A.V.E. beneficially owned 2,550,609 Shares, constituting approximately 7.8% of the Shares outstanding.  By virtue of their relationships with S.A.V.E. discussed in further detail in Item 2, each of Locke and Messrs. Tirpak and Thomas may be deemed to beneficially own the Shares beneficially owned by S.A.V.E.

CUSIP NO. 90328S401

As of the close of business on June 7, 2012, Mr. Tirpak directly owned 134,140 Shares, including 10 Shares issuable upon conversion of 1,000 shares of Preferred Stock directly owned by Mr. Tirpak, constituting less than one percent of the Shares outstanding.

As of the close of business on June 7, 2012, the James Stuckert Trust beneficially owned 200,000 Shares, constituting less than one percent of the Shares outstanding.  By virtue of his relationship with the James Stuckert Trust discussed in further detail in Item 2, Mr. Stuckert may be deemed to beneficially own the Shares beneficially owned by the James Stuckert Trust.

As of the close of business on June 7, 2012, the Diane Stuckert Trust beneficially owned 300,000 Shares, constituting less than one percent of the Shares outstanding.  By virtue of her relationship with the Diane Stuckert Trust discussed in further detail in Item 2, Mrs. Stuckert may be deemed to beneficially own the Shares beneficially owned by the Diane Stuckert Trust.

As of the close of business on June 7, 2012, Mr. Stuckert directly owned 12,000 Shares, constituting less than one percent of the Shares outstanding.  Ms. Stuckert may be deemed to beneficially own the Shares directly owned by Mr. Stuckert.

None of Messrs. Ioannou, Karna, Reef, Salisbury and Wallner directly owns any Shares.

This Amendment No. 2 reports a total of 3,196,749 Shares beneficially owned in the aggregate by the Reporting Persons, constituting approximately 9.8% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of his or its pecuniary interest therein.

(b)           By virtue of their relationships with S.A.V.E. and Locke discussed in further detail in Item 2, Messrs. Tirpak and Thomas share the power to vote and dispose of the Shares beneficially owned by S.A.V.E.  Mr. Tirpak has the sole power to vote and dispose of the Shares directly owned by Mr. Tirpak.  By virtue of his relationship with the James Stuckert Trust discussed in further detail in Item 2, Mr. Stuckert has the sole power to vote and dispose of the Shares beneficially owned by the James Stuckert Trust.  By virtue of her relationship with the Diane Stuckert Trust discussed in further detail in Item 2, Mrs. Stuckert has the sole power to vote and dispose of the Shares beneficially owned by the Diane Stuckert Trust.  Mr. Stuckert has the sole power to vote and dispose of the Shares directly owned by Mr. Stuckert.

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D.  All of such transactions were effected in the open market, unless otherwise noted.

CUSIP NO. 90328S401

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As disclosed in the June 6 Letter, the Nominees are committed to buying in the aggregate over $1,000,000 of Shares if elected as directors of the Issuer at the Annual Meeting.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	June 6 Letter.

CUSIP NO. 90328S401

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2012	S.A.V.E. PARTNERS IV, LLC

	By:	Locke Partners I LLC
Managing Member

	By:	/s/ Craig W. Thomas
	Name:	Craig W. Thomas
	Title:	Co-Managing Member

LOCKE PARTNERS I LLC

By:	/s/ Craig W. Thomas
Name:	Craig W. Thomas
Title:	Co-Managing Member

/s/ Bradley M. Tirpak
BRADLEY M. TIRPAK

JAMES W. STUCKERT REVOCABLE TRUST U/A DTD 2/10/86 AMENDED & RESTATED 2/7/07

By:	/s/ Craig W. Thomas
Name:	Craig W. Thomas
Title:	Attorney-in-fact for James W. Stuckert, Sole Trustee

DIANE V. STUCKERT REVOCABLE TRUST U/A DTD 8/7/03

By:	/s/ Craig W. Thomas
Name:	Craig W. Thomas
Title:	Attorney-in-fact for Diane V. Stuckert, Sole Trustee

/s/ Craig W. Thomas
CRAIG W. THOMAS
Individually and as attorney-in-fact for James W. Stuckert, Diane V. Stuckert, John S. Ioannou, Ajoy H. Karna, Rodman K. Reef, Andrew Salisbury and George Wallner

CUSIP NO. 90328S401

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Shares of Common Stock Purchased/Sold	Price Per Share($)	Date of Purchase/Sale
S.A.V.E. PARTNERS IV, LLC
10,900	1.1805	05/17/2012
11,300	1.1925	05/18/2012
29,700	1.3505	05/23/2012
26,000	1.3516	05/24/2012
39,000	1.4013	05/25/2012
10,400	1.4969	05/29/2012
17,000	1.4018	05/31/2012
7,700	1.3578	06/01/2012

LOCKE PARTNERS I LLC
None

BRADLEY M. TIRPAK
None

CRAIG W. THOMAS
None

JAMES W. STUCKERT REVOCABLE TRUST
None

DIANE V. STUCKERT REVOCABLE TRUST
None

JAMES W. STUCKERT
None

DIANE V. STUCKERT
None

JOHN S. IOANNOU
None

AJOY H. KARNA
None

RODMAN K. REEF
None

ANDREW SALISBURY
None

GEORGE WALLNER
None